Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

June 16, 2014

By EDGAR AND BY HAND

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Division of Corporation Finance

RE:	TCP International Holdings Ltd.

Registration Statement on Form S-1

Originally Filed on May 21, 2014 (File No. 333-196129)

Dear Mr. Spirgel:

TCP International Holdings Ltd. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 1 to its registration statement on Form S-1 (the “Amended Registration Statement”). The Amended Registration Statement reflects changes from the registration statement (the “Original Registration Statement”) originally filed by the Company with the Commission on May 21, 2014 (File No. 377-196129). The Amended Registration Statement revises the Original Registration Statement to respond to a comment (the “Comment”) received by the Company from the staff (the “Staff”) of the Commission’s Division of Corporation Finance in a phone call to the undersigned on May 27, 2014, as well as to update certain other matters and file certain exhibits to the Registration Statement. Set forth below is the Company’s response to the Comment. For your convenience, we have repeated herein a transcription of the Comment in boldface type and provided below the Comment the Company’s response thereto.

1. Please amend the Auditor Consent filed as Exhibit 23.1 to the Registration Statement so that it indicates the date of the report that was issued by such auditors to which they are providing their consent.

The Company has filed a new Exhibit 23.1 to the Registration Statement provided by its independent registered public accounting firm, KPMG LLP, which indicates the date of the report as to which such consent was issued.

* * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;

U.S. Securities and Exchange Commission

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (212) 735-2609, the Company’s General Counsel, Laura Hauser, at (330) 995-1330, or the Company’s Chief Financial Officer, Brian Catlett, at (330) 954-7357.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:	Ellis Yan, TCP International Holdings Ltd.

Brian Catlett, TCP International Holdings Ltd.

Laura Hauser, TCP International Holdings Ltd.

Philip Smith, KPMG LLP